                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CASINOVATIONS INCORPORATED
------------------------------------------------------------------------
                            (Name of Issuer)

                      Common Stock $.001 par value
------------------------------------------------------------------------
                     (Title of Class of Securities)

                               14761P 10 4
------------------------------------------------------------------------
                             (CUSIP Number)

      Jay L. King; 6744 S. Spencer Street, Las Vegas, Nevada  89119;
                              Tel: (702) 733-7195
------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            April 23, 1999
------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP NO.   14761P 10 4                   PAGE    2    OF    5    PAGES
          ---------------                      -------    -------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Steven J. Blad

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                   (b) [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*
          Not Aapplicable.

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
          Not applicable.

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

               7    SOLE VOTING POWER
                         540,100
  NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY             1,216
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING              540,100
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                         1,216

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          541,316

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%

14    TYPE OF REPORTING PERSON*
          IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(IN
 CLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D ("Schedule 13D") of Steven J. Blad is filed with respect to his ownership of the common stock, $.001 par value of Casinovations Incorporated, a Nevada corporation.

ITEM 1.   SECURITY AND ISSUER

      Common Stock, $.001 par value (the "Common Stock") of Casinovations Incorporated (the "Issuer"); 6744 S. Spencer Street, Las Vegas, Nevada 89119.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Steven J. Blad

     (b)  6744 S. Spencer Street, Las Vegas, Nevada 89119

     (c)  President, Chief Executive Officer and Director of  the
Issuer.

     (d)   Mr.   Blad  has not during the last  five  years  been
convicted in a criminal proceeding.

     (e) Mr. Blad has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Blad is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

      The filing of this Schedule 13D is a result of the Issuer's registration of its common stock under the Securities Act of 19334, as amended (the "Act") on Form 8-A as filed with the Securities and Exchange Commission ("SEC") on April 23, 1999. The shares owned by Mr. Blad reflected in this Schedule 13D were owned prior to the filing of the Form 8-A.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                                PRESENTLY OWNED      PERCENTAGE<F4>
                               -----------------     --------------
Sole Voting Power                 540,100 <F1>,<F2>     7.1%

                       3

Shared Voting Power                 1,216 <F3>          0.017%
Sole Dispositive Power            540,100 <F1>,<F2>     7.1%
Shared Dispositive Power            1,216 <F3>          0.017%
Total Beneficial Ownership        541,316               7.1%
________________

<F1> This amount represents options to purchase 300,000 shares  of
     Common Stock granted by the Company, options to purchase 230,000 shares of Common Stock granted by Richard S. Huson, 10,000 shares issued to Gametek, Inc., an entity controlled by Mr. Blad, and 100 shares of Common Stock issued directly to Mr. Blad
<F2> Shares of Common Stock may be subject to applicable community property laws.
<F3> This amount represents 1,216 shares of Common Stock issued to the spouse of Mr. Blad.
<F4> These percentages reflects the percentage  share    ownership
     with respect to 7,295,420 shares, the number of shares of Common Stock outstanding as of January 31, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                 4

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                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 23, 1999           /s/ Steven J. Blad
                                ----------------------------------
                                STEVEN J. BLAD

                                 5